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CUSIP NO. 500634100                     13D                          PAGE 1 of 6
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               The Korea Fund, Inc
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    500634100
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 30, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               (Page 1 of 6 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 2 of 6
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                4,076,682
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 4,076,682
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,076,682
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.12%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 6 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 3 of 6
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                4,048,662
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 4,048,662
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,048,662
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.05%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
============ ===================================================================

                               (Page 3 of 6 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 4 of 6
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This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on February 17, 2004 (the "Original Schedule 13D") and with Amendment No. 1 to Schedule 13D filed with the securities and Exchange Commission on March 1, 2004 by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value
$.01 per share (the "Shares"), of The Korea Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 2 replaces Item 5 of the Amendment No. 1 and of the Original Schedule 13D. All other information in the Original Schedule 13D and Amendment No. 1 remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original
Schedule 13D.



ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) and (b). As of April 30, 2004, EWF, GEM, IEM, GFM, FREE, the Accounts and Global owned directly 123,886, 1,089,247, 1,105,727, 107,486, 306,494, 1,315,822 and 28,020 Shares, respectively, representing approximately 0.28%, 2.44%, 2.47%, 0.24%, 0.69%, 2.94%
          and 0.06%, respectively, of the 44.7 million Shares outstanding as of February 27, 2004, as implied in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on February 27, 2004.

          As of April 30, 2004, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 4,076,682 Shares owned directly by the City of London Funds and the Accounts, representing approximately 9.12% of the 44.7 million Shares outstanding as of February 27, 2004, as implied in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on February 27, 2004.

          As of April 30, 2004, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 4,048,662 Shares owned directly by the City of London Funds and the Accounts, representing approximately 9.05% of the 44.7 million Shares outstanding as of February 27, 2004, as implied in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on February 27, 2004.

          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex A to this Schedule 13D.

          (d). None










                               (Page 4 of 6 Pages)
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CUSIP NO. 500634100                     13D                          PAGE 5 of 6
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 5, 2004


                            CITY OF LONDON INVESTMENT GROUP PLC

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director



                            CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director





                               (Page 5 of 6 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 6 of 6
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                                     ANNEX A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

                    Number of Shares      City of London
                    of Common Stock         Fund which          Price Per Share
    Date          Purchased/(Sold)(1)   Purchased/(Sold)(1)          (US$)
    ----          -------------------   -------------------          -----

   4/30/04              14,000                Accounts                 19.6
   4/29/04              73,900                  GEM                   19.95
   4/28/04              74,300                Accounts                20.77
   4/27/04             135,000                Accounts                21.35
   4/26/04              23,400                Accounts                21.49
   4/23/04              40,400                Accounts                21.80
   4/21/04              29,000                Accounts                21.67
   4/20/04              29,000                Accounts                21.54
   4/19/04              22,400                   GEM                  21.24
   4/16/04               7,000                   GEM                  21.08
   4/15/04              40,615                   GEM                  21.63
   4/15/04               7,385                   IEM                  21.63
   4/14/04               9,300                   GEM                  21.49
   4/13/04              12,600                Accounts                22.02
   4/12/04               1,300                Accounts                21.97
    4/8/04              25,300                Accounts                21.99
    4/5/04             146,000                  FREE                  21.99
    4/5/04             114,500                Accounts                21.99
    4/2/04              84,300                Accounts                21.74
    4/5/04              66,700                Accounts                21.48
   3/31/04             157,200                Accounts                21.17
   3/22/04               5,040                Accounts                 19.9
   3/22/04               4,560                   EWF                   19.9
   3/11/04              49,000                Accounts               19.875
    3/2/04              (4,380)(1)            Global(1)               21.91
   2/27/04             (22,704)(1)              EWF(1)                21.91
   2/27/04            (178,100)(1)              GEM(1)                21.91
   2/27/04             (20,452)(1)              GFM(1)                21.91
   2/27/04            (208,982)(1)              IEM(1)                21.91
   2/27/04             (28,635)(1)             FREE(1)                21.91
   2/27/04             (89,195)(1)           Accounts(1)              21.91

(1) Refers to shares sold to the company in the Tender Offer.


                               (Page 6 of 6 Pages)